WILLIAM J. EVERS
                                                      VICE PRESIDENT AND COUNSEL
                                                              212-314-5027 (TEL)
                                                              212-314-3953 (FAX)


                                October 21, 2010

VIA EDGAR
---------

Sonny Oh, Esquire
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:      AXA Equitable Life Insurance Company:
         Separate Account No. 49 of AXA Equitable Life Insurance Co. Retirement Cornerstone(SM) - Series ADV
         Post-effective Amendment No. 3 filed on Form N-4
         File Nos. 811-07659 and 333-160951



Dear Sonny:

On behalf of AXA Equitable Life Insurance Company ("AXA Equitable" or the "Company"), we are providing revised prospectus disclosure in response to comment 2(e) of the staff's comments on the above-referenced filing.

                              *******************

Please  contact  either  Chris  Palmer,  Esq.  of  Goodwin  Procter LLP at
(202)346-4253, or me if you have any questions on our responses to the staff's comments. We appreciate your assistance with the filing.




                                          Yours truly,


                                          /s/ William J. Evers
                                          --------------------
                                          William J. Evers


cc: Chris Palmer, Esq.
    Goodwin Procter LLP

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Definitions of key terms

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ANNUAL ROLL-UP RATE  -- The "Annual Roll-up rate" is the rate used to calculate the Annual withdrawal amount. It is also used to calculate amounts credited to your GIB benefit base and Roll-up to age 85 benefit base (for contracts with the "Greater of" guaranteed minimum death benefit).

ANNUAL WITHDRAWAL AMOUNT -- For contracts with the GIB, beginning in the second contract year after you fund your Protection with Investment Performance account, the "Annual withdrawal amount" is the amount that can be withdrawn from your contract without reducing your GIB benefit base. For contracts with the "Greater of " guaranteed minimum death benefit, withdrawals up to the Annual withdrawal amount will not reduce the Roll-up to age 85 benefit base until the owner (or annuitant) reaches age 85.

ANNUITANT -- The "annuitant" is the person who is the measuring life for determining the contract's maturity date. The annuitant is not necessarily the contract's owner. Where the owner of the contract is a non-natural, the annuitant is the measuring life for determining benefits under the contract.

AUTOMATIC INVESTMENT PROGRAM ("AIP") -- The "Automatic investment program" allows you to make on-going contributions to your contract through electronic fund transfers from your financial institution.

BUSINESS DAY -- Our "business day" is generally and day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). If the Securities and Exchange Commission determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a business day.

CASH VALUE -- At any time before annuity payments begin, your contract's "cash value" is equal to the Total account value.

CONTRACT DATE -- The "contract date" is the effective date of the contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract.

CONTRACT DATE ANNIVERSARY -- The end of each 12-month period is your "contract date anniversary." For example, if your contract date is May 1st, your contract date anniversary is April 30th.

CONTRACT YEAR -- The "contract year" is the 12-month period beginning on your contract date and each 12-month period after that date.

CUSTOMIZED PAYMENT PLAN -- For contracts with GIB, our "Customized payment plan" allows you to request amounts up to your Annual withdrawal amount as scheduled payments to you through one of five customized options.

CUSTOM SELECTION RULES -- The "Custom Selection Rules" are rules for the allocation of contributions and for transfers to, and transfers among, the Protection with Investment Performance account. These rules require that allocations be made according to certain categories and investment option limits.

DEFERRAL BONUS ROLL-UP RATE -- The "Deferral bonus Roll-up rate" is used to calculate amounts credited to your GIB benefit base and the Roll-up to age 85 benefit base (used in the calculation of the "Greater of" death benefit).

FREE LOOK -- If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund. This is your "Free look" right under the contract.

GIB BENEFIT BASE -- For contracts with the GIB, the GIB benefit base is used to calculate your Lifetime GIB payments, your Annual withdrawal amount and the charge for the GIB.

GENERAL DOLLAR COST AVERAGING -- Our "General dollar cost averaging program" is a program that allows for the systematic transfers of amounts in the EQ/Money Market variable investment option to the Investment Performance variable investment options.

"GREATER OF" DEATH BENEFIT -- The "Greater of" death benefit is an optional guaranteed minimum death benefit in connection with your Protection with Investment Peformance account value only. The death benefit is calculated using the greater of two benefit bases -- the greater of the Roll-up to age 85 benefit base and the Highest Anniversary Value benefit base. There is an additional charge for the "Greater of" death benefit under the contract.

GUARANTEED INCOME BENEFIT ("GIB") -- The GIB is a benefit that guarantees, subject to certain restrictions, annual lifetime payments or "Lifetime GIB payments". The GIB also allows you to take certain withdrawals prior to the beginning of your Lifetime GIB payments that do not reduce your GIB benefit base (your "Annual withdrawal amount"). There is an additional charge for the GIB under the contract.

HIGHEST ANNIVERSARY VALUE DEATH BENEFIT -- The "Highest Anniversary Value death benefit" is an optional guaranteed minimum death benefit in connection with your Protection with Investment Performance account value only. The death benefit is calculated using the value of your Protection with Investment Performance account on your contract date anniversary. There is an additional charge for the Highest Anniversary Value death benefit under the contract.

INVESTMENT PERFORMANCE ACCOUNT VALUE -- The "Investment Performance account value" is the total value in: (i) the Investment Performance variable investment options, (ii) the Guaranteed interest option, and (iii) amounts in the account for special dollar cost averaging designated for the Investment Performance variable investment options.

INVESTMENT SIMPLIFIER -- Our "Investment simplifier" allows for systematic transfers of amounts in the Guaranteed interest option to the Investment Performance account variable investment options. There


                                                     Definitions of key terms  5

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are two options under the program -- the Fixed dollar option and the Interest sweep option.

IRA  -- Individual retirement annuity contract, either traditional IRA or Roth
IRA.

IRS  -- Internal Revenue Service

LIFETIME GIB PAYMENTS -- For contracts with the GIB, "Lifetime GIB payments" are annual lifetime payments that are calculated by applying a percentage to your GIB benefit base. Lifetime GIB payments will begin at the earliest of: (i) the contract date anniversary following the date the Protection with Investment Performance account falls to zero (except as the result of an Excess withdrawal), (ii) the contract date anniversary following your 95th birthday, and (iii) your contract's maturity date.

MATURITY DATE -- The contract's "maturity date" is generally the contract date anniversary that follows the annuitant's 95th birthday.

MAXIMUM PAYMENT PLAN -- For contracts with GIB, our "Maximum payment plan" allows you to request your Annual withdrawal amount as scheduled payments.

NQ CONTRACT  -- Nonqualified annuity contract

OWNER -- The "owner" is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits.

PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT VALUE -- The "Protection with Investment Performance account value" is the total value in: (i) the Protection with Investment Performance variable investment options, and (ii) amounts in the account for special dollar cost averaging designated for the Protection with Investment Performance variable investment options.

RETURN OF PRINCIPAL DEATH BENEFIT -- The "Return of Principal" death benefit is a death benefit in connection with your Protection with Investment Performance account value only. The benefit is calculated using the amounts of contributions and transfers to the Protection with Investment Performance account, less withdrawals. There is no additional charge for this death benefit.

SAI  -- Statement of Additional Information

SEC  -- Securities and Exchange Commission

SPECIAL MONEY MARKET DOLLAR COST AVERAGING -- Our "Special money market dollar cost averaging program" allows for the systematic transfers of amounts in the account for special money market dollar cost averaging into both the Protection with Investment Performance variable investment options and Investment Performance variable investment options, and the Guaranteed interest option.

SYSTEMATIC TRANSFER PROGRAM -- Our "Systematic transfer program" is a program that allows you to have amounts in the Investment Performance account variable investment options and the Guaranteed interest option automatically transferred to your Protection with Investment Performance variable investment options.

TOTAL ACCOUNT VALUE -- Your "Total account value" is the total of (i) your Protection with Investment Performance account value and (ii) your Investment Performance account value.


6  Definitions of key terms